Filed by: Eyetech Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Eyetech Pharmaceuticals, Inc.
Commission File No.: 333-128446
Dear Sample Person:
     As you know, on August 21, 2005, Eyetech entered into a merger agreement with OSI Pharmaceuticals, Inc. (“OSI”) and its wholly-owned subsidiary, Merger EP Corporation. When the merger is completed, Eyetech will become a wholly-owned subsidiary of OSI.
     At the effective time of the Merger, each outstanding stock option under Eyetech’s 2001 Stock Plan, whether vested or unvested, will be assumed by OSI and become an option to acquire common stock of OSI. Other than the exercise price and number of shares underlying the option, your new OSI option will have the same terms and conditions as were applicable under Eyetech’s 2001 Stock Plan immediately prior to the merger. You can calculate the number of OSI shares underlying your OSI option and the per share exercise price for your OSI option using the following formula:
•	To calculate the new number of OSI shares underlying your OSI option, multiply the number of shares of Eyetech’s common stock underlying your Eyetech options by 0.491, and round down to the nearest whole number of shares; and

•	To calculate the new exercise price of your OSI option, divide the per share exercise price of your Eyetech option by 0.491, and round up to the nearest whole cent.
Example:
Option to acquire 100 Eyetech shares at $3.50 per share
Number of OSI shares underlying new OSI option: 100 x .491 = 49 shares
Per share exercise price of new OSI option: $3.50/.491 = $7.13
     Thus, your Eyetech options to acquire 100 Eyetech shares at $3.50 per share would convert to a new OSI option to acquire 49 OSI shares at $7.13 per share.
     Due to the decline in value of OSI’s common stock since the time that the conversion ratios were agreed to on August 21, 2005, in most cases, it will be advantageous for 2001 plan option holders to exercise their vested 2001 options prior to the closing of the merger based on OSI’s current stock price. If OSI’s stock price were to increase significantly prior to the closing of the merger, this could change. Eyetech urges you to review your option grant and calculate the value of your own options so that you can determine if it is in your best interest to exercise your option before the merger’s anticipated closing date on November 10, 2005.
          Please note that if you exercise your option too close to the closing, there is a chance that if the exercise of your option is delayed, you will not effectively exercise prior to the closing. We will not be able to assist any employees who attempt to exercise their options shortly before the closing but who do not take the proper steps and whose exercises are therefore not deemed effective as of the closing.
          Please note that the discussion above does not take into account any optionholder’s tax consequences of exercising a stock option prior to or following the closing of the merger. We urge you to contact your tax advisor with any questions regarding tax matters.
     If you have any questions, please do not hesitate to contact Jennifer Long at (212) 824-3118.

Additional Information About the Merger and Where To Find It
     OSI filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a proxy statement/prospectus in connection with the proposed merger. The proxy statement/prospectus has been mailed to the stockholders of Eyetech to consider and vote upon the proposed merger. Investors and stockholders are urged to carefully read the proxy statement/prospectus and other relevant materials filed with the SEC because they contain important information about OSI, Eyetech, the merger, and other related matters. Investors and stockholders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. These documents can also be obtained for free from OSI by directing a request to OSI Investor Relations at 631-962-2000 and for free from Eyetech by directing a request to Eyetech Investor Relations at 212-824-3100.
Participants in the Merger
     OSI, Eyetech and their respective executive officers, directors and other members of management or employees may be deemed to be participants in the solicitation of proxies from Eyetech stockholders with respect to the transactions contemplated by the merger agreement. Information regarding OSI’s executive officers and directors is available in OSI’s Annual Report on Form 10-K for the year ended September 30, 2004 and its proxy statement dated February 2, 2005 for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Eyetech’s executive officers and directors is available in Eyetech’s Annual Report on Form 10-K for the year ended December 31, 2004, its proxy statement dated April 11, 2005 for its 2005 Annual Meeting of Stockholders and its Current Report on Form 8-K dated June 15, 2005, which are filed with the SEC. You can obtain free copies of these documents from OSI and Eyetech using the contact information above. Additional information regarding interests of such participants are included in the registration statement containing the proxy statement/prospectus that has been filed with the SEC and is available free of charge as indicated above.
     In addition, in connection with the execution of the merger agreement, Dr. David Guyer, Eyetech’s Chief Executive Officer, Paul G. Chaney, Eyetech’s Chief Operating Officer, and Dr. Anthony P. Adamis, Eyetech’s Chief Scientific Officer, have entered into letter agreements with OSI setting forth the terms under which these individuals will continue their employment with OSI following the merger. Furthermore, in connection with the execution of the merger agreement, Eyetech’s Board of Directors authorized the payment of transaction completion bonuses in the aggregate amount of $350,000. The recipients of these bonuses, and the amounts they may receive, are determined by Eyetech’s Board of Directors based on the recommendation of its Compensation Committee. Such recipients may include executive officers of Eyetech. Additional information regarding these arrangements and the interests of such participants is included in the registration statement containing the proxy statement/prospectus that has been filed with the SEC and is available free of charge as indicated above.
Safe Harbor for Forward-Looking Statements
     This document contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, the ability of Eyetech to obtain stockholder approval of the merger; the possibility that the merger will not close or that the closing will be delayed; the challenges and costs of integrating the operations and personnel of Eyetech; reaction of customers of Eyetech and OSI and related risks of maintaining pre-existing relationships of Eyetech and OSI; the impact of acquisitions and divestitures on the synergies of OSI’s programs; competitive factors, including pricing pressures; the success of research and development activities; and other events and factors disclosed previously and from time to time in OSI’s and Eyetech’s filings with the Securities and Exchange Commission, including OSI’s Annual Report on Form 10-K for the year ended September 30, 2004 and Eyetech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. Except for OSI’s and Eyetech’s ongoing obligations to disclose material information under the federal securities laws, OSI and Eyetech disclaim any obligation to update any forward-looking statements after the date of this document.
     This document is not an offer to sell shares of OSI securities which may be issued in the proposed merger. Such OSI common stock is offered only by means of the proxy statement/prospectus referred to herein.